UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                          SCHEDULE 13D
                        (Amendment No. 1)
            Under the Securities Exchange Act of 1934

                   HUGOTON ENERGY CORPORATION
-----------------------------------------------------------------
                        (Name of Issuer)

                   Common Stock, no par value
-----------------------------------------------------------------
                 (Title of Class of Securities)

                           444613 10 3
                   ---------------------------
                         (CUSIP Number)

                        Robert A. Belfer
              Chairman and Chief Executive Officer
                      Belco Oil & Gas Corp.
                  767 Fifth Avenue, 46th Floor
                       New York, NY 10153
                         (212) 644-2200
-----------------------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communication)

                          July 3, 1997
-----------------------------------------------------------------
     (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

          Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No.  444613 10 3                      Page 2 of 8 Pages

1  NAME OF REPORTING PERSON            BELCO ENERGY LP
   S.S. OR I.R.S. IDENTIFICATION       13-3882535
   NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A                        (a)  [ ]
   MEMBER OF A GROUP*                                    (b)  [ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*
              BK & WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d)OR 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE

 NUMBER       7  SOLE VOTING POWER
   OF               2,940,000
 SHARES
BENEFICIALLY  8  SHARED VOTING POWER
 OWNED BY
  EACH        9  SOLE DISPOSITIVE POWER
REPORTING           2,940,000
 PERSON      10 SHARED DISPOSITIVE POWER
  WITH

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
             2,940,000

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             14.87%

14        TYPE OF REPORTING PERSON*
             PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                          ATTESTATION.

                          SCHEDULE 13D

CUSIP No.  444613 10 3                      Page 3 of 8 Pages

1  NAME OF REPORTING PERSON            BELCO OPERATING CORP.
   S.S. OR I.R.S. IDENTIFICATION       51-0340969
   NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A                        (a)  [ ]
   MEMBER OF A GROUP*                                    (b)  [ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*
              AF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d)OR 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE

 NUMBER       7  SOLE VOTING POWER
   OF               2,940,000
 SHARES
BENEFICIALLY  8  SHARED VOTING POWER
 OWNED BY
  EACH        9  SOLE DISPOSITIVE POWER
REPORTING           2,940,000
 PERSON       10 SHARED DISPOSITIVE POWER
  WITH

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
             2,940,000

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             14.87%

14        TYPE OF REPORTING PERSON*
             CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                          ATTESTATION.

                          SCHEDULE 13D

CUSIP No.  444613 10 3                      Page 4 of 8 Pages

1  NAME OF REPORTING PERSON            BELCO OIL & GAS CORP.
   S.S. OR I.R.S. IDENTIFICATION       13-3869719
   NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A                        (a)  [ ]
   MEMBER OF A GROUP*                                    (b)  [ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*
              AF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d)OR 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
              NEVADA

 NUMBER       7  SOLE VOTING POWER
   OF               2,940,000
 SHARES
BENEFICIALLY  8  SHARED VOTING POWER
OWNED BY
  EACH        9  SOLE DISPOSITIVE POWER
REPORTING           2,940,000
 PERSON       10 SHARED DISPOSITIVE POWER
  WITH

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
             2,940,000

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             14.87%

14        TYPE OF REPORTING PERSON*
             HC

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                          ATTESTATION.

                          SCHEDULE 13D

CUSIP No.  444613 10 3                      Page 5 of 8 Pages

1  NAME OF REPORTING PERSON            ROBERT A. BELFER
   S.S. OR I.R.S. IDENTIFICATION       ###-##-####
   NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A                        (a)  [ ]
   MEMBER OF A GROUP*                                    (b)  [ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*
              N/A

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d)OR 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
              UNITED STATES

 NUMBER       7  SOLE VOTING POWER
   OF               2,940,000
 SHARES
BENEFICIALLY  8  SHARED VOTING POWER
 OWNED BY
   EACH       9  SOLE DISPOSITIVE POWER
 REPORTING          2,940,000
 PERSON       10 SHARED DISPOSITIVE POWER
  WITH

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
             2,940,000

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             14.87%

14        TYPE OF REPORTING PERSON*
             IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                          ATTESTATION.

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934

Item 1.   Security and Issuer.

     This Amendment No. 1 to Schedule 13D relates to the common stock, no par value per share, of Hugoton Energy Corporation, a

Kansas corporation, and amends the Schedule 13D filed on June 27,

1997.

Item 4.   Purpose of Transaction.

          Item 4 is amended by adding the following paragraph:

          On July 3, 1997, Belco formally withdrew its

conditional proposal relating to the acquisition of all of the outstanding common stock of the Company at a price per share with a value of $15.00 per share.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer.

          Item 6 is amended by adding the following paragraph:

          On July 3, 1997, Belco sent the Company a letter dated

July 3, 1997, a copy of which is attached hereto as Exhibit I,

whereby Belco informed the Company that it withdrew its

conditional proposal stated in its letter to Petrie Parkman & Co.

dated June 25, 1997, relating to the acquisition of all of the outstanding capital stock of the Company at a price per share with a value of $15.00 per share.  In addition, in the letter,

Belco waived the exclusivity and reimbursement of expenses

obligations of the Company to Belco specified in Items 1 and 2 of

Belco's letter agreement with the Company dated June 27, 1997.


Item 7.   Material to be Filed as Exhibits.

          Item 7 is amended by adding the following exhibit:

          Exhibit I Letter, dated July 3, 1997



                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 3, 1997
                              BELCO ENERGY LP
                              By:  Belco Operating Corp.
                                 its General Partner


                               By:/s/ Robert A. Belfer
                                ----------------------------
                                Name:     Robert A. Belfer
                                Title:    Chairman and
                                          Chief Executive Officer

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 3, 1997
                              BELCO OPERATING CORP.


                               By:/s/ Robert A. Belfer
                                ----------------------------
                                Name:     Robert A. Belfer
                                Title:    Chairman and
                                          Chief Executive Officer

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 3, 1997

                              BELCO OIL & GAS CORP.


                               By:/s/ Robert A. Belfer
                                ----------------------------
                                Name:     Robert A. Belfer
                                Title:    Chairman and
                                          Chief Executive Officer

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 3, 1997




                              By:/s/ Robert A. Belfer
                                ----------------------------
                                Name:     Robert A. Belfer


                                                        Exhibit I
                                                        ---------
BELCO OIL & GAS CORP.
767 Fifth Avenue
46th Floor
New York, NY  10153

July 3, 1997

Mr. Floyd C. Wilson
Chairman of the Board of Directors
Hugoton Energy Corporation
301 N. Main, Suite 1900
Wichita, KS  67202

Mr. Jim Parkman
Petrie Parkman & Co.
6350 Commerce Tower
Houston, TX  77002

Gentlemen:

The purpose of this letter is to inform you that Belco Oil & Gas Corp. ("Belco") hereby withdraws its conditional proposal stated in its letter to Petrie Parkman & Co. dated June 25, 1997, relating to the acquisition of all of the outstanding capital stock of the Company at a price per share with a value of $15.00 per share. In addition, Belco hereby waives the exclusivity and reimbursement of expenses obligations of Hugoton Energy Corporation (the "Company") specified in Items 1 and 2 of Belco's letter agreement with the Company dated June 27, 1997.

In closing, Belco would like to thank you and management of the Company for your and their cooperation.

Very truly yours,

BELCO OIL & GAS CORP.
by

/s/ Robert A. Belfer
--------------------

Name:  Robert A. Belfer
Title:    Chairman of the Board of Directors and
          Chief Executive Officer